UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 28, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sorrento Therapeutics, Inc.

File No. 001-36150 - CF#33207

_____

Sorrento Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed November 16, 2015, as amended on April 21, 2016.

Based on representations by Sorrento Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4   through September 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary